SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9366M103 (CUSIP Number)

Initial Public Offering - November 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G9366M103	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zhonghan Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 11,879,490 ordinary shares 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 11,879,490 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,879,490 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. G9366M103	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vimicro Beijing Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 11,879,490 ordinary shares 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 11,879,490 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,879,490 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. G9366M103	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Golden Hill International Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 11,879,490 ordinary shares 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 11,879,490 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,879,490 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. G9366M103	Schedule 13 G

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

HSBC International Trustee Limited (as trustee for The Golden Hill International Trust and other trusts which ultimately own ordinary shares of the Issuer)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 23,839,490 ordinary shares 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 23,839,490 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,839,490 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2%
12	TYPE OF REPORTING PERSON* CO

ITEM 1	(a).	NAME OF ISSUER:

Vimicro International Corporation (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083,
People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Zhonghan Deng

Vimicro Beijing Corporation (the “Record Holder”)

The Golden Hill International Trust (the “Trust”)

HSBC International Trustee Limited (the “Trustee”) (as trustee for The Golden Hill International Trust and other trusts which ultimately own ordinary shares of the Issuer)

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of the Record Holder and Zhonghan Deng is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. The address of the Trust and the Trustee is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2	(c)	CITIZENSHIP:

Zhonghan Deng is a citizen of the People’s Republic of China. The place of organization of the Record Holder and the Trustee is the British Virgin Islands. The Trust is established under the laws of the Cayman Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G9366M103

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Zhonghan Deng	11,879,490	8.6%	0	11,879,490	0	11,879,490
Vimicro Beijing Corporation	11,879,490	8.6%	0	11,879,490	0	11,879,490
The Golden Hill International Trust	11,879,490	8.6%	0	11,879,490	0	11,879,490
HSBC International Trustee Limited (as trustee for The Golden Hill International Trust and other trusts which ultimately own ordinary shares of the Issuer)	23,839,490	17.2%	0	23,839,490	0	23,839,490

The Record Holder is the record owner of 11,879,490 ordinary shares of the Issuer, which include (i) 10,979,490 ordinary shares and (ii) 900,000 restricted shares that are subject to the Issuer’s right to repurchase and restriction on transfer. Zhonghan Deng is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Mr. Deng, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all shares of ordinary shares beneficially owned by other members constituting such group. However, each of Zhonghan Deng, the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than the 11,879,490 ordinary shares.

All ordinary shares reported herein by the Trustee are beneficially owned by the Trustee solely in its capacity as trustee of various trusts. Apart from acting as the trustee of the Trust, the Trustee also acts as the trustee of several other trusts, which together with the Trust, beneficially own a total of 23,839,490 ordinary shares of the Issuer (including 2,150,000 restricted shares that are subject to the Issuer’s right to repurchase and restriction on transfer). Accordingly, the Trustee may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as the trustee. However, each of the trusts and its wholly-owned subsidiary that is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

Zhonghan Deng	/s/ Zhonghan Deng
Zhonghan Deng

Vimicro Beijing Corporation	By:	/s/ Zhonghan Deng
	Name:	Zhonghan Deng
	Title:	Director

The Golden Hill International Trust	For and on behalf of HSBC International Trustee Limited as Trustee of The Golden Hill International Trust

	By:	/s/ William Kong
	Name:	William Kong
	Title:	Authorized Signatory

	By:	/s/ West Lee
	Name:	West Lee
	Title:	Authorized Signatory

HSBC International Trustee Limited	By:	/s/ William Kong
	Name:	William Kong
	Title:	Authorized Signatory

	By:	/s/ West Lee
	Name:	West Lee
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement